UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2004            File No.    0-50902

International KRL Resources Corp

(Name of Registrant)

720 – 425 Howe Street, Vancouver, B.C. Canada V6C 2B3

(Address of principal executive offices)

1.

News Release dated August 27, 2004

2.

News Release dated September 7, 2004

3.

News Release dated September 13, 2004

4.

News Release dated September 15, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International KRL Resources Corp.

(Registrant)

Dated:   September 17, 2004              By:  /s/ Seamus Young

                                                                    Seamus Young,

                                                                    President

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)                                       DATE: August 27, 2004

EXTENSION – SHARE PURCHASE WARRANTS

International KRL Resources Corp. (the “Company”), announced that it will extend the exercise period of 1,242,500 outstanding share purchase warrants, which are due to expire on August 27, 2004, until September 30, 2004. The affected warrants were issued pursuant to a brokered private placement completed in February 2003, conducted through Canaccord Capital Corporation, pursuant to which 887,500 warrants and 355,000 agent’s warrants, all of which are exercisable at $0.25 per share, were issued and remain outstanding. The exercise price of the warrants will remain at $0.25 per share. The warrant extension is subject to Exchange acceptance.

ON BEHALF OF THE BOARD

“Seamus Young”

____________________________

Seamus Young, President

For further information contact:

International KRL Resources Corp.

Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C. V6C 2B3

Telephone: (604) 689-0299 Facsimile: (604) 689-0288 Toll Free in U.S.A.: 1 (800) 665-3772

Email: info@krl.net Web Page: www.krl.net

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: September 7, 2004

GOLDEN SYLVIA IRON FORMATION REVERSE CIRCULATION DRILL UPDATE

International KRL Resources Corp. (the “Company”),  is pleased to announce ongoing results from an additional three drill holes on its reverse circulation drilling campaign on the Golden Sylvia iron formation located on the company’s 100% wholly owned Copper Hill Property situated 100 km south of Timmins, Ontario.

Effectively, RCGS-04-17, although low grade, indicates that mineralization of the Golden Sylvia continues for at least an additional 150 meters to the west which enhances the strike length of the system to 450 meters. RCGS-04-21, which intersected 2.42 g/t gold over 13.26 meters (.07 oz/t over 43.50 feet) and RCGS-04-22, which intersected 1.05 g/t over 18.36 meters (.03 oz/t over 60.22 feet) were the southernmost step outs on the eastern portion of the Golden Sylvia iron formation and, together, enhance the strike width of the system to approximately 80 meters.

Complete results from drill holes RCGS-17, 21 and 22 are tabulated below:

HOLE-ID	LOCATION	GOLD GRADE (g/tonne)	INTERVAL (Meters)	FROM (Meters)	TO (Meters)	GOLD GRADE (OPT)	INTERVAL (Feet)
RCGS-04-17	900W; 2925N	0.21 .41 .21	9.18 7.14 6.14	27.94 54.46 70.78	37.12 61.60 76.90	.006 .01 .006	30.14 23.42 20.13
RCGS-04-21 Includes And	500W; 2850N	2.43 3.87 10.42 .66	13.26 7.14 2.04 7.14	7.34 13.46 15.50 42.02	20.60 20.60 17.54 49.16	.07 .11 .30 .02	43.50 23.42 6.70 23.42
RCGS-04-22 Includes	450W; 2840N	1.05 2.26	18.36 5.1	29.98 43.24	48.34 48.34	.03 .06	60.22 16.78

*N.S.V. No Significant Value

The third phase of drilling is currently in progress with assays pending on a series of drill holes located approximately 100 meters south to test coincident chargeability IP and geochem anomalies and expand upon the strike width of the auriferous system. Samples are currently being shipped directly to Swastika Laboratories on a regular basis for analysis and results will be released as they are received from the lab. The Qualified Person on this project is Peter Caldbick, P.Geo.

ON BEHALF OF THE BOARD

“Seamus Young”

____________________________

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

The TSX Venture Exchange has neither approved or disapproved the information contained herein.

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: September 13, 2004

INVESTOR RELATIONS AGREEMENT

International KRL Resources Corp. (the “Company”) reported that it has retained JMCK Communications Inc. (“JMCK”) of Calgary, AB, to provide investor relations services to the Company.  The principal of JMCK is Stephen Johnston, a lawyer and a management consultant with considerable experience in the financial services business.  Under the terms of the agreement, the Company will pay JMCK the sum of $5,000 per month, plus GST, for a period of three months, and has agreed to grant 100,000 incentive stock options exercisable at a price of $0.25 per share for a period of one year. The options shall vest on the basis of 25% every three months, and any shares issued upon exercise of the options will be subject to a hold period of four months from the date of the grant.

Please visit www.krl.net for more information on International KRL Resources Corp.

ON BEHALF OF THE BOARD

“Seamus Young”

____________________________

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

www.krl.net

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

The TSX Venture Exchange has neither approved or disapproved the information contained herein.

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: September 15, 2004

INTERNATIONAL KRL RESOURCES CORP.

OPTIONS

International KRL Resources Corp. (IRK) announced the grant of 200,000 incentive stock options under its option plan to certain employees and contractors exercisable at $0.20 per share for a period of two years. The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720– 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.